UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 November 2010
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Management Statement

N E W S      R E L E A S E

9 November 2010

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Third Quarter Trading and Cash Flow

The rate of decline in Group sales has moderated during recent months, with like-for-like third quarter sales down 4% compared with last year. This follows the 10% like-for-like fall recorded for the first half of the year and brings the cumulative rate of decline in underlying sales to 8% for the nine months to end-September.

This moderation in the trend for sales, combined with continuing benefits from our ongoing cost reduction measures has resulted, as expected, in an easing in the rate of profit decline in the third quarter compared to the first half of the year. Group earnings before interest, tax, depreciation and amortisation (EBITDA) for the third quarter of 2010 amounted to €0.7 billion (2009: €0.75 billion). Cumulative EBITDA of €1.2 billion for the nine months to the end of September compares with €1.4 billion for the corresponding period of 2009.

We continue to generate strong operating cash flows, with a traditional third quarter inflow and positive exchange translation effects resulting in a €0.8 billion reduction in net debt from €4.8 billion at 30 June to €4 billion at 30 September 2010. This figure comprised gross debt of €5.4 billion and cash and liquid investments of €1.4 billion.

Full Year 2010 Outlook

We expect the rate of decline in like-for-like sales to continue to moderate in the final quarter and, assuming normal weather patterns for the remainder of the year, we anticipate EBITDA of approximately €0.4 billion for the final quarter of 2010, broadly in line with the same period last year which was impacted by significant restructuring costs.

Against this backdrop, CRH expects to report full-year EBITDA of approximately €1.6 billion (2009: €1.8 billion) for 2010 in line with the indications provided in our Interim Report on 24 August, 2010. This is based on an expected average US$ exchange rate of 1.33* versus the euro (2009: 1.3948), and is stated after estimated charges of approximately €100 million associated with the implementation of cost reduction plans (higher than the previous estimate of €58 million, reflecting the cost of further measures initiated since mid-year).

We expect full year depreciation and amortisation expense, before impairment charges, to be broadly in line with last year at approximately €0.8 billion. We expect profit on disposals for this year to be more than double last year's figure, while the Group's share of associates' profits is expected to be broadly in line with last year. Full year net finance costs are expected to be approximately double the 2010 half year figure. Accordingly, we anticipate that full-year pre-tax profit before impairment charges will be in the range €0.62 billion to €0.65 billion.

Subject to the completion of the detailed year-end financial exercise, we currently expect non-cash impairment charges for this year to amount to approximately €100 million (2009: €41 million). After impairment charges, pre-tax profit is expected to be between €0.52 billion and €0.55 billion (2009: €0.73 billion).

* Forecast average US$ exchange rate based on year to date US$/euro average of 1.32 and a projected rate of 1.39 for the remainder of 2010.

Development

On the development front, the Group's focus remains on acquisition transactions which add value in our existing markets. In the period since our Interim Results announcement in late August we have completed a further seven transactions bringing year to date acquisition and investment expenditure to over €300 million. In addition to these initiatives, CRH has today announced that it has reached agreement to acquire a further 50% of the German-based Bauking distribution business for a total consideration of €126 million; subject to the granting of the required regulatory approval, we expect this transaction, which will bring our holding in Bauking to 98%, to be completed prior to year end.

Europe

With a continuing moderation in the rate of like-for-like sales decline for our European operations in the third quarter, we expect full year EBITDA for these operations to be of the order of €0.85 billion (2009: €0.92 billion).

Like-for-like sales for our Europe Materials operations in the third quarter were approximately 5% lower than the corresponding period last year, following a 10% decline reported for the first half of 2010. In Finland and Switzerland, cement volumes continue to benefit from strong demand in the residential and infrastructure sectors, while in Poland, the recovery in volumes which started in the second quarter continued in recent months. The rate of decline in cement volumes in Ukraine moderated further in the third-quarter, while weak demand for cement impacted our Portuguese joint venture. The overall pricing trends noted in the first six months of the year continued into the second half and in general continue to be below 2009 levels. We expect full year EBITDA for Europe Materials to be broadly in line with the 2009 outturn of €434 million.

For Europe Products, the improving trend evident in like-for-like sales in the second quarter continued in recent months resulting in a third quarter decline of just 1% (compared with a first-half decline of 10%). UK brick demand remains strong, while trading in our Building Products business was somewhat better than in the first half. In our Concrete Products business, volume recovery in certain regions is being offset by ongoing overall pressure on pricing; further volume declines continue to impact the structural products business. The combined effect of these trends is expected to result in full year Europe Products EBITDA being approximately 20% lower than last year (2009: €283 million).

With its higher exposure to the relatively resilient repair, maintenance and improvement (RMI) sector, our Distribution business in Europe delivered a more robust performance than our Europe Products segment in the first half of the year; against this backdrop, and notwithstanding continued weakness in new residential activity and consumer confidence particularly in the Netherlands, like-for-like sales in the third quarter declined by 4%, compared with a first half decline of 8%. We expect full year EBITDA for Europe Distribution to be approximately 5% below the 2009 outcome of €204 million.

Americas

As in the case of Europe, our Americas operations are benefiting in the second half from a moderation in the rate of decline in like-for-like sales compared with last year. For the full year we expect that US$ EBITDA will be in the order of $1 billion (2009: $1.23 billion). With a projected full-year 2010 US$/euro exchange rate of 1.33 (2009: 1.3948), this would result in a EBITDA in euro of approximately €0.75 billion (2009: €0.88 billion).

In our Materials business, the four months since end-June have seen a moderation in the rate of decline in like-for-like volumes of both aggregates and asphalt, bringing the cumulative declines to 6% and 5% respectively versus the ten months to end-October 2009; this compares with first-half volume declines of 8% for aggregates and 9% for asphalt. For readymixed concrete, the rate of decline in underlying volumes is 10% year-to-date, compared with 11% at June. The trend in average prices for both aggregates and asphalt remained modestly ahead of last year; while pricing remains competitive for readymixed concrete. As previously indicated, we expect EBITDA for the full year to be approximately 20% lower than the 2009 outcome of US$935 million.

Like-for-like sales for Americas Products operations in the third quarter were 8% lower than last year, bringing the cumulative decline to 10% compared with 12% at the end of June. Weaker non-residential activity, combined with the depressed residential building market, continued to impact demand for all our products. We expect full year EBITDA for Americas Products to be in the order of 20% lower than last year (2009: US$241 million).

In Distribution, our exterior products (roofing/siding) operations continued to report higher year-on-year sales in the third quarter, while the interior products (wallboard, steel studs and acoustical ceiling systems) business saw a moderation in the rate of decline in like-for-like sales. The cumulative decline in overall Distribution like-for-like sales had reduced to 3% by the end of the third quarter, (compared with 8% at the end of June). We expect EBITDA for full year to be approximately 25% higher than the US$54 million reported for 2009 as the ongoing cost reduction programme continues to contribute strongly into the final quarter of 2010.

Finance Costs

The net finance cost for 2010 based on current projected average exchange rates, and including non-cash adjustments required under International Financial Reporting Standards (mainly relating to pensions and discounting of provisions), is projected to be approximately double the charge of €129 million recorded for the first half of the year. EBITDA/net interest cover for the year is expected to be in excess of 6 times.

Cost Reduction Programme

Our Interim Trading Statement on 7 July this year indicated that the cost reduction programme was expected to deliver total gross savings of €365 million in 2010/2011. We continue to review and extend this programme, and we have now revised our estimate for 2010/2011 savings by a further €90 million to €455 million. We expect these measures, combined with the actions taken across the Group since 2007, to result in significant operational leverage when markets recover. The estimate of the costs to be incurred in 2010 to implement these savings has been revised upwards by €42 million to €100 million (2009: €205 million).

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 48 and 49 of our 2009 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 9 November 2010 to discuss this statement. The dial-in-number is +44 20 7162 0025. A recording of the conference call will be available from 10.00 a.m. GMT on 9 November 2010 by dialling +44 20 7031 4064. The security code for the replay will be 878125. A presentation to accompany this call is available on CRH's website at www.crh.com.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                    Chief Executive          Éimear O'Flynn           Head of Investor Relations
Maeve Carton             Finance Director        Rossa McCann           Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director